Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

FAQs for Employees

On May 17, zSpace, Inc. (“zSpace”) announced its proposed merger with EdtechX Holdings Acquisition Corp. II (“EdtechX”), a special purpose acquisition company (“SPAC”).

The following Q&As are intended to address some of the questions or concerns you may have regarding zSpace's transaction with EdtechX.

There are a number of legal and administrative requirements that we still need to navigate over the next several months to be able to close the SPAC transaction (the “transaction”) and the main agreement is subject to customary closing conditions, but we are hopeful that zSpace will become a public company during the fourth quarter of this year.

What is a SPAC?

A SPAC is a special purpose acquisition company that is a relatively new company (typically in existence 18 months or less) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The SPAC is typically public already, having gone through an initial public offering (IPO – the process of going public and selling securities in the open market) and already has a ticker in one of the major stock exchanges.

After a SPAC combines with another business entity, the combined company will go through a review process (that is like an IPO process) and will eventually go public under a new ticker symbol.

Who will be on zSpace’s senior leadership and board?

There will be no changes to zSpace’s executive team.

zSpace’s Board of Directors will be expanding with the addition of certain EdtechX board members and additional outside board members.

What does this transaction mean for zSpace’s team?

We expect to have additional capital to grow our capabilities and competencies. We will continue to make investments across all our departments as needed. This transaction should also enable our acquisition strategy and provide liquidity for shareholders.

What can I share publicly about the deal, including on social media?

Employees and other company insiders can share the announcement news with family, friends, and clients. However, employees may not speak to the media or other external audiences about the transaction or zSpace’s specific business publicly, including via posts on social media. Resharing and retweeting (without commentary) communications shared by zSpace and liking posts shared by zSpace or about zSpace that are unrelated to the transaction are permissible. Do not engage in conversations (including comment threads) where you are discussing details of the transaction. If asked, it is fine to relay factual information from our press release, but do not share further information about our company’s performance; instead respond with something polite like “I’m really excited and proud of zSpace, but I don’t know much more about the deal.” As a result of the transaction announcement, we will be under heightened scrutiny by regulators and confidentiality will be important for all of us to uphold. As a general rule, err on the side of disclosing as little information as possible. Please also refer to zSpace’s Employee Handbook for additional information.

What is material non-public information?

Material non-public information refers to corporate news or information that has not yet been made public and which could also have an impact on a company’s share price. This could be new technology developments, customer agreements, growth projections, business declines, etc. This type of information could eventually be made publicly available by the company or its representatives. It is illegal to use this kind of information for one's advantage in trading stocks or other securities.

How should I handle material non-public information if I am purview to it?

It is illegal to use this kind of information for one's advantage in trading stocks or other securities. Additionally, zSpace could face fines if employees publish this type of information before the company has shared it publicly.

What is the communication to clients?

There is a communication plan for all clients where an automated email will be sent out to clients informing them of this news and that this will not affect their day-to-day relationship with zSpace.

How will zSpace change operationally because of the transaction?

Not much will change. EdtechX does not have a big business operation that will be imposed on zSpace. Our transaction with EdtechX enables us to continue most business operations as is. Other than building the financial competencies and practices necessary for being a public company, nothing else will change immediately. Any changes to the company in the future will probably occur organically.

When will zSpace officially be a public company?

The process for a SPAC and the company it merges with generally involves (a) the SPAC filing an S-4 with business details about the companies, (b) review and a declaration of effectiveness of the S-4 by the Securities and Exchange Commission (“SEC”), (c) approval by the shareholders of the SPAC and the company it merges with, and (d) the securities of the new company becoming publicly listed under a new ticker symbol. Altogether, these steps typically take three to four months following the initial filing of the S-4 (known as a “de-SPAC” process). We will be doing business as zSpace Technologies, Inc. after we publicly list.

What are the benefits of going public?

Going public is a financing milestone that allows us to publicly sell shares in our company and put the proceeds right back into our capital reserves to help fuel our growth. Additionally, the transparency and reporting obligations involved with being a public company gives customers, prospects, employees and job candidates will provide a measure of confidence that we are the type of company that the public market believes in.

Will my day-to-day responsibility change?

It will be business as usual for zSpace. During this process, various team members may be utilized to help the executive team assemble the necessary assets and information to complete the merger. Even on the day that we list our shares on a stock exchange, your day-to-day responsibility is not expected to drastically change.

What can I expect to change about zSpace?

We will be more uniform and transparent about business metrics we state publicly. We will also set rules about how our employees characterize our developments and growth publicly.

Will this lead to layoff or an increase in hiring?

There are no plans for layoffs. This event does not immediately affect our hiring procedures. However, our growth plans, fueled by the capital we are receiving in connection with listing publicly, includes an increase in headcount.

How will this impact my career growth/progression?

This specific event does not affect your career progression. zSpace remains committed to growing our employees’ careers.

How will this impact zSpace’s culture?

We do not expect this event to change zSpace’s culture significantly. We expect you to continue driving our principles around growing and giving.

Will this impact my compensation/benefits?

This event will not affect existing salary or compensation arrangements that are in place. It will affect your equity in zSpace as it pertains to the stock options zSpace has granted you. Please see the Equity section for more details.

What happens to my options?

At the close of the transaction, any vested options that are “in-the-money” (meaning that they have an exercise price that is lower than the price per share in the transaction) will automatically become vested options in the publicly traded zSpace entity and any unvested options that are “in-the-money” will automatically convert to unvested options in the publicly traded zSpace entity. Upon conversion, your zSpace options in the publicly traded zSpace entity will have the same terms and conditions (including vesting schedule) as they have now, except the number of shares and exercise price will be adjusted for all equity holders based on the exchange ratio agreed to in the merger agreement with EdtechX. Any outstanding options, whether vested or unvested, that are not “in-the-money” as of the close of the transaction will be cancelled for no consideration. For more information relating to stock options, see Annex A hereto.

Can I buy or sell shares of EdtechX or zSpace?

No. Until the closing of the merger, we are instituting a policy whereby current employees may not buy or sell shares of EdtechX or zSpace. zSpace is subject to heightened regulatory standards as a result of the announcement of the transaction, including the SEC’s rules on insider trading. Even a minor infraction of the SEC’s rules around insider trading could result in monetary penalties or even jail sentences. As a result, in order to protect employees from allegations of insider trading, we are prohibiting trading in shares of zSpace and EdtechX until the closing of the transaction. Following the closing, we will establish an Insider Trading Policy that will govern when employees and other company insiders can trade in zSpace’s stock. Moreover, as a soon to be public company, it is important that zSpace employees be mindful of how/when information about zSpace is shared within and outside of zSpace and confidential information about zSpace should not be shared absent a legitimate business purpose for doing so.

Is there a “lock-up” period post-close?

Yes. There will be a lock-up period, i.e. a prohibition on transferring stock, that will apply to all existing zSpace stockholders for a period of 180 days following the closing of the transaction, which is expected to occur in the fourth quarter of this year. The lock-up will also apply to shares resulting from your exercise of vested options.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace, Inc. (“zSpace”) and EdtechX Holdings Acquisition Corp. II (“Edtech X”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX gives any assurance that either zSpace or EdtechX will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of EdtechX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all EdtechX shareholders. EdtechX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by EdtechX and zSpace through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

EdtechX and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX’s stockholders in connection with the proposed transaction. Information about EdtechX’s directors and executive officers and their ownership of EdtechX’s securities is set forth in EdtechX’s filings with the SEC. To the extent that holdings of EdtechX’s securities have changed since the amounts printed in EdtechX’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Annex A

zSpace - Employee Q&A Regarding Stock Options

STRICTLY CONFIDENTIAL – DO NOT FORWARD

1.	Do I need to exercise my vested zSpace stock options before the closing of the transaction?

No, you do not need to exercise your vested zSpace stock options before we close the transaction and become public, and you do not need to do anything at this time (other than continuing to do your great work at zSpace).

If you choose to exercise your vested zSpace stock options before the closing of the transaction, the zSpace shares you acquire in connection with that exercise will be converted into the right to receive (i) a number of shares of the publicly-traded entity’s common stock equal to the conversion ratio described in the agreement governing the proposed transaction (on the same terms and conditions as are applicable to our other stockholders), (ii) a number of earnout shares (which will generally be on the same terms and conditions as if you had not exercised your options), and (iii) a number of warrants granting you the right to purchase a number of shares of the publicly-traded entity’s common stock (which will generally be on the same terms and conditions as if you had not exercised your options).

However, the merger consideration that you would receive in the form of shares of the publicly-traded entity cannot be sold unless and until those shares are registered with the Securities Exchange Commission (“SEC”), or an exemption from registration is available. You should not assume that your publicly-traded shares would be registered with the SEC or that you would be able to sell your publicly-traded shares immediately after the closing of the transaction.

We expect to implement a blackout period prior to the closing of the transaction. You will not be able to exercise your zSpace stock options during this blackout period. Additional information regarding this blackout period will be provided to you as it becomes available.

To the extent that you exercise your zSpace stock options before we close the transaction, any tax payable upon exercise may be based on a per share value that includes all or a portion of the value of the contingent rights described above (i.e., the contingent rights to the earnout shares and the warrants).

2.	What would happen to zSpace stock options upon the closing of the transaction?

At the time the closing of the transaction takes place, your vested and unvested zSpace stock options will be assumed and converted into an option to purchase shares of the publicly-traded entity (using the appropriate conversion ratio to reflect the correct number of shares in that entity with a corresponding exercise price). These adjustments are designed to preserve the economic value of your stock options as of the time of the closing of the transaction. We will provide specific information regarding your specific situation when it becomes available.

In addition, you will also have the right to receive (i) a number of earnout shares, and (ii) a number of warrants granting you the right to purchase a number of shares of the publicly-traded entity’s common stock, as to each zSpace stock option as if you held one share of zSpace common stock.

Following this conversion, your unvested stock options will continue to vest in accordance with your vesting schedule, and all of your vested and unvested stock options will generally remain subject to their existing terms. You will receive a notice regarding this conversion following the closing of the transaction. Of course, the amount ultimately realized under your converted stock options will vary with changes in the stock price of the publicly-traded entity.

3.	Will my vesting accelerate in connection with the transaction?

No, the closing of the transaction will not result in accelerated vesting of your zSpace stock options.

4.	How soon after the closing of the transaction would I be able to exercise my vested stock options?

A blackout period will apply following the closing of the transaction until such time as we are able to file a registration statement with the SEC with respect to the converted stock options. You will not be able to exercise your converted stock options during this blackout period. We currently anticipate that this blackout period will extend for approximately 6 months following the closing of the transaction. Additional information regarding this blackout period will be provided to you as it becomes available.

Once this blackout period is concluded, you will be able to exercise your converted stock options once you have reviewed and completed (if applicable) the notice and agreement(s) evidencing your converted stock options, which we will send to you after the closing of the transaction.

5.	What broker would be used for stock option transactions after the closing of the transaction?

Additional information regarding the broker we will be using for stock option transactions will be provided to you as it becomes available.

6.	What are the tax implications?

You should consult a tax advisor, accountant, or financial advisor for the most accurate information about tax treatment. Generally, however, the tax treatment of options is as follows:

Options: No taxes are due at the time the option is granted. When an option is exercised above its strike price, the difference will be taxed as ordinary income, so exercising will be a taxable event. If you later sell your shares, you will also pay tax (either short-term or long-term capital gains tax) if your shares have increased in value.

7.	Should I get a financial planner? Will zSpace be offering any financial guidance on what to do?

zSpace will not be offering personal financial advice so if you have specific questions that pertain to you and your options, we recommend reaching out to a financial advisor/planner. We will be offering financial wellbeing courses, but these will be general in nature.

8.	How can I ask additional questions regarding my zSpace stock options?

You can submit additional questions to hr@zspace.com. We will share answers for those queries we’re able to address.